December 4, 2019

VIA EDGAR AND EMAIL TRANSMISSION

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	USA Technologies, Inc. (the “Company”)
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on November 26, 2019 by Hudson Executive Capital LP, et al. (“Hudson”)
File No. 001-33365

Dear Mr. Panos:

We are writing on behalf of Hudson in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 29, 2019 (the “Comment Letter”), with respect to Hudson’s preliminary proxy statement on Schedule 14A filed on November 26, 2019 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, we are filing via EDGAR a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) with the Commission. The Revised Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the Comment Letter.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in italicized type prior to Hudson’s response. The page numbers in Hudson’s responses refer to the page numbers in the Revised Preliminary Proxy Statement.

Preliminary Proxy Statement filed on November 4, 2019

Proposal No. 2–Election of Nominees, Page 32

1.

The disclosure states the proxy statement will be used by the participants to solicit “proxies to elect only the eight [n]ominees.” Notwithstanding the inference that may be fairly drawn from this statement, please revise to expressly disclose that if shareholders execute your proxy card, they will be disenfranchised from voting with respect to the ninth open board position. Refer to Release No. 34-30894 (June 24, 1992)(explaining in the release narrative preceding the cite to footnote # 74 that “it does not appear unduly burdensome” for nonmanagement proponents of alternative director candidates to have to nominate a full slate or bear the consequences of using the proxy authority to vote for less than a full slate).

In response to the Staff’s comment, Hudson has revised the disclosure on pages 4, 26, 29, 30 and 32 of the Revised Preliminary Proxy Statement to expressly disclose that, in the event that a ninth director seat is up for election at the Annual Meeting, shareholders executing the GOLD proxy card would not be able to vote for such seat.

2.

Please disclose that if your director candidates are elected to a majority or more of the board seats available, no assurance can be given that any of the registrant’s board members will continue to serve. See footnote # 74 to Exchange Act Release No. 30894 (June 24, 1992).

In response to the Staff’s comment, Hudson has revised the disclosure on pages 4, 26 and 32 of the Revised Preliminary Proxy Statement to disclose that any or all of the Company’s nominees may choose not to continue to serve as directors if any or all of Hudson’s nominees are elected to the Company’s board at the annual meeting.

3.

Please disclose that if your direct candidates are elected to fill less than a majority of the board positions currently available, no assurance may be given that your nominees will be able to institute any of changes envisioned or achieve the level of accountability sought.

In response to the Staff’s comment, Hudson has revised the disclosure on pages 4, 26 and 32 of the Revised Preliminary Proxy Statement to disclose that in the event Hudson’s nominees comprise less than a majority of the Company’s board following the annual meeting, it is possible that any actions or changes that may be proposed or supported by one or more of Hudson’s nominees will not be adopted by a majority of the Company’s board.

4.

Given that no uncertainty appears to exist regarding the candidacy of the eight director nominees, each of them is indisputably determined to be a participant under Instruction 3(a)(ii) to Item 4 of Schedule 14A. Accordingly, please revise the disclosure at page 5 to remove the “may be deemed” qualification as no interpretation of the term “participant” applicability is being undertaken in light of the ostensible certainty of their nomination.

In response to the Staff’s comment, Hudson has revised the disclosure on pages 5, 36 and 39 of the Revised Preliminary Proxy Statement to remove the “may be deemed” qualification.

*        *        *

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand

Richard M. Brand

cc:	Douglas Braunstein

Managing Member

HEC Master Fund LP

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